

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2012

Via E-mail
Mr. William S. Steckel, Senior Vice President and Chief Financial Officer
Great Lakes Dredge & Dock Corporation
2122 York Road
Oak Brook, IL 60523

> **Re: Great Lakes Dredge & Dock Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 1-33225**

Dear Mr. Steckel:

We have reviewed your response to our comment letter dated September 7, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Critical Accounting Policies and Estimates, page 33

We have read your response to our prior comment one and appreciate the information you have provided. In order for us to more fully understand your analysis, please provide us with copies of the reports provided to your chief operating decision maker at December 31, 2011 and the most recent interim period. These reports should reflect actual results and be at the lowest level of detail provided to the CODM.

You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ Rufus Decker for

John Cash
Branch Chief